EXHIBIT 99.2

                                 BANK OF BERMUDA

                                FINANCIAL SUMMARY

             (In U.S. dollars in millions, except per share amounts)


  For the Year                                                             For the Quarter
----------------                                                ----------------------------------------------
2001      2002                                                                  2002                     2003
----------------                                                ------------------------------------    ------
                                                                1st       2nd        3rd      4th       1st
                                                                ------------------------------------    ------
                    U.S. GAAP EARNINGS
 60.1      77.7     Net Income                                   26.6      20.4       14.1     16.6      21.6


                    EARNINGS PER SHARE
 2.00      2.62     -Basic(a)
 1.91      2.53     -Diluted(a)                                  0.89      0.68       0.48     0.57      0.75
----------------
                                                                 0.85      0.65       0.46     0.56      0.73
                                                                ------------------------------------    ------

                    U.S. GAAP OPERATING RESULTS(b)

257.0     264.2     Non-interest income                          63.7      66.8       66.6     67.1      66.7
195.0     177.7     Net interest income after loan losses        43.2      44.2       46.7     43.6      39.4
 (8.2)    (21.0)    Investment income/(loss)                     (1.5)     (4.9)     (13.1)    (1.5)      1.0
----------------                                                ------------------------------------    ------
443.8     420.9          Total revenues                         105.4     106.1      100.2    109.2     107.1

377.0     337.0     Operating expenses                           76.6      83.9       84.0     92.5      84.0
  6.7       6.2     Income taxes                                  2.2       1.8        2.1      0.1       1.5
----------------                                                ------------------------------------    ------
 60.1      77.7     Net Income                                   26.6      20.4       14.1     16.6      21.6
================                                                ====================================    ======

----------------                                                ------------------------------------    ------
  9.5%     11.9%    RETURN ON EQUITY(c)                          16.7%     12.5%       8.6%    10.0%     13.1%
----------------                                                ------------------------------------    ------

                    STOCK PRICE / DIVIDEND RATIOS

 0.98      1.08     Cash dividends per share                     0.27      0.27       0.27     0.27      0.29
 51.3%     42.7%    Dividend payout ratio(d)                     31.8%     41.5%      58.4%    48.2%     39.7%
48.00     31.90     Closing stock price                         44.15     44.75      32.60    31.90     34.36
21.04     22.84     Book value per share                        21.70     22.07      22.48    22.84     23.07
--------------------------------------------------------------------------------------------------------------


Key: (a) Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

     (b)  Non-Core items are shown on page (3).

     (c) Return on average common equity has been calculated using Net Income. Quarterly amounts have been annualised based on the average of quarter-end balances.

     (d) Dividend payout ratio has been calculated based as cash dividends per share divided by diluted net income per share.

                                Page (1) of (9)

                                 BANK OF BERMUDA
                  CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
                         (In U.S. dollars in thousands)




  For the Year                                                                             For the Quarter
------------------                                                         ------------------------------------------------------
2001      2002                                                                                2002                         2003
------------------                                                         ------------------------------------------    --------
                                                                             1st        2nd        3rd         4th         1st
                                                                           ------------------------------------------    --------
                         REVENUE
                         Non-interest income
117,682   126,152        Global fund services                               31,012     32,182     32,203      30,755      31,829
 30,427    30,323        Private trust fees                                  7,770      7,818      7,500       7,235       7,684
 40,736    40,779        Investment services                                10,410     10,601      9,859       9,909       9,412
 42,394    42,365        Foreign exchange earnings                           9,407     10,469     10,923      11,566      11,704
 24,395    23,163        Banking services                                    5,304      5,860      6,076       5,923       6,078
  1,343     1,474        Other non-interest income/(loss)                     (177)      (105)        (1)      1,757           7
------------------                                                         ------------------------------------------    --------
256,977   264,256          Total non-interest income                        63,726     66,825     66,560      67,145      66,714
------------------                                                         ------------------------------------------    --------

                       Interest income
159,091    73,734        Interest on deposits                               16,121     19,640     21,137      16,836      15,598
104,171    89,260        Interest on loans                                  21,633     23,030     22,401      22,196      21,632
191,291    87,499        Interest on marketable securities - AFS            24,751     20,404     20,821      21,523      21,517
 32,659    50,278        Interest on marketable securities - trading        13,458     13,536     13,088      10,196       4,902
------------------                                                         ------------------------------------------    --------
487,212   300,771          Total interest income                            75,963     76,610     77,447      70,751      63,649

289,538   124,997      Interest expense                                     33,042     32,669     32,206      27,080      23,446
------------------                                                         ------------------------------------------    --------
197,674   175,774      Net interest income                                  42,921     43,941     45,241      43,671      40,203
 (2,662)    1,971      Provision/(recovery) for loan losses                    306        287      1,429         (51)       (753)
------------------                                                         ------------------------------------------    --------
195,012   177,745      Net interest income after loan losses                43,227     44,228     46,670      43,620      39,450
 (6,538)  (24,900)     Investment loss - trading portfolio                  (2,233)    (6,716)   (12,859)     (3,092)     (2,022)
 (1,643)    3,896      Investment and other income/(loss)                      716      1,718       (138)      1,600       2,987
------------------                                                         ------------------------------------------    --------
443,808   420,997          Total revenue                                   105,436    106,055    100,233     109,273     107,129
------------------                                                         ------------------------------------------    --------

                       OPERATING EXPENSES
161,359   181,940      Salaries                                             45,153     44,937     44,888      46,962      45,467
 51,858    58,373      Pension and staff benefits                           12,911     13,727     14,493      17,242      15,115
 28,613    27,723      Property                                              6,709      6,799      6,883       7,332       7,066
 39,800    41,129      Systems and communications                            9,369     10,325     10,189      11,246      10,737
 95,330    27,941      Corporate, marketing, and other                       2,500      8,122      7,590       9,729       5,585
------------------                                                         ------------------------------------------    --------
376,960   337,106          Total operating expenses                         76,642     83,910     84,043      92,511      83,970
------------------                                                         ------------------------------------------    --------

 66,848    83,891      NET INCOME FROM OPERATIONS, BEFORE INCOME TAXES      28,794     22,145     16,190      16,762      23,159

  6,771     6,233      Income taxes from operations                          2,175      1,760      2,130         168       1,547
------------------                                                         ------------------------------------------    --------

 60,077    77,658      NET INCOME                                           26,619     20,385     14,060      16,594      21,612
==================                                                         ==========================================    ========

                                Page (2) of (9)

                                 BANK OF BERMUDA

                                 NON-CORE ITEMS
                         (In U.S. dollars in thousands)


  For the Year                                                                             For the Quarter
-------------------                                                                  ------------------------------------------
2001        2002                                                                                     2002                 2003
-------------------                                                                  --------------------------------     ------
                                                                                     1st        2nd       3rd     4th      1st
                                                                                     --------------------------------     ------
                        NON-CORE ITEMS
 (9,615)      (954)     Non-Core investment loss                             (a)          -       -       (954)     -         -
  2,300          -      FAC                                                  (b)          -       -          -      -         -
(43,437)     5,453      Net recovery / (provision) for litigation            (c)      5,453       -          -      -     3,500
                        Adjustments to performance-related compensation
  9,330       (709)     due to litigation                                    (d)       (709)      -          -      -      (296)
  4,068          -      Pension credit                                       (e)          -       -          -      -         -
      -     (1,500)     Restructuring charge                                 (f)     (1,500)      -          -      -         -
 (7,699)         -      Cancelled start-up costs                             (g)          -       -          -      -         -
      -      1,291      Gain on sale of property                             (h)          -       -      1,291      -         -
      -     (2,472)     Loss on impairment of property                       (i)          -       -     (2,472)     -         -

-------------------                                                                  --------------------------------     ------
(45,053)     1,109      Total Non-Core items                                          3,244       -     (2,135)     -     3,204
===================                                                                  ================================     ======



 Key:      Item (a) is included in Investment and other income / (loss)
           Item (b) is included in Investment and other income / (loss)
           Item (c) is included in Corporate, marketing and other
           Item (d) is included in Salaries
           Item (e) is included in Pension and staff benefits
           Item (f) is included in Salaries
           Item (g) is included in Corporate, marketing and other, in Staff benefits and in Property
           Item (h) is included in Investment and other income / (loss)
           Item (i) is included in Investment and other income / (loss)

                                Page (3) of (9)

                                 BANK OF BERMUDA
                                 PER SHARE DATA
            (In U.S. dollars in thousands, except per share amounts)


  For the Year                                                                For the Quarter
-------------------                                              ------------------------------------------
2001        2002                                                                 2002                            2003
-------------------                                              ------------------------------------------    -------
                                                                   1st         2nd        3rd         4th        1st
                                                                 ------------------------------------------    -------
                        U.S. GAAP EARNINGS PER SHARE
  2.00        2.62      -Basic (a)                                 0.89        0.68       0.48        0.57       0.75
  1.91        2.53      -Diluted (a)                               0.85        0.65       0.46        0.56       0.73
-------------------                                              ------------------------------------------    -------

                        NON-CORE ITEMS
 (0.31)      (0.03)     Non-Core investment loss                      -           -      (0.03)          -          -
  0.07           -      FAC                                           -           -          -           -          -
 (1.38)       0.17      Net provision for litigation               0.17           -          -           -       0.12
                        Adjustments to performance-related
  0.30       (0.02)          compensation re litigation cost      (0.02)          -          -           -      (0.01)
  0.13           -      Pension credit                                -           -          -           -          -
     -       (0.05)     Restructuring charge                      (0.05)          -          -           -          -
 (0.25)          -      Cancelled start-up costs                      -           -          -           -          -
     -        0.04      Gain on sale of property                      -           -       0.04           -          -
     -       (0.08)     Impairment of property                        -           -      (0.08)          -          -
-------------------                                              ------------------------------------------    -------
 (1.44)       0.03      Total Non-Core items                       0.10           -      (0.07)          -       0.11
-------------------                                              ------------------------------------------    -------


                        AVERAGE SHARES OUTSTANDING
29,977      29,601      -Basic                                   29,926      29,814     29,441      29,225     28,746
31,386      30,691      -Diluted                                 31,241      31,215     30,412      29,894     29,485

  0.98        1.08      CASH DIVIDENDS PER SHARE                   0.27        0.27       0.27        0.27       0.29

                        SHARE PRICE
 50.23       50.00      High                                      48.00       50.00      45.50       33.74      34.82
 34.55       26.75      Low                                       43.00       43.50      29.90       26.75      30.10
 48.00       31.90      Period End                                44.15       44.75      32.60       31.90      34.36

 ---------------------------------------------------------------------------------------------------------------------

Key:  (a)  Basic  earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.



                                Page (4) of (9)

                                 BANK OF BERMUDA
                           CONSOLIDATED BALANCE SHEET
                         (In U.S. dollars in millions)


  For the Year                                                                                 For the Quarter
---------------------                                                         ---------------------------------------------------
  2001        2002                                                                              2002                       2003
---------------------                                                         ------------------------------------------  -------
                                                                                1st        2nd       3rd     4th            1st
                                                                              ------------------------------------------  -------
                        ASSETS
 3,570.0     4,677.0    Cash and deposits with banks                           4,255.1    4,013.3    3,555.7   4,677.0    3,339.5
 5,467.9     4,369.9    Marketable securities                                  4,495.6    4,529.7    4,724.2   4,369.9    4,450.0
 1,477.6     1,768.3    Loans, less allowance for loan losses                  1,745.5    1,714.5    1,663.3   1,768.3    1,827.4
   139.1       145.3    Premises and equipment                                   138.3      140.2      140.3     145.3      148.7
    36.2        29.5    Accrued interest                                          35.0       32.2       28.3      29.5       24.4
   117.3       100.0    Other assets                                             124.8      128.3      123.1     100.0      374.5
---------------------                                                         -----------------------------------------  ---------
10,808.1    11,090.0             Total assets                                 10,794.3   10,558.2   10,234.9  11,090.0   10,164.5
=====================                                                         =========================================  =========

                        LIABILITIES
                        Customer deposits
 5,356.8     6,269.5      Demand                                               5,840.2    5,698.1    5,343.6   6,269.5    5,611.2
 4,586.6     3,895.7      Term                                                 4,097.5    3,943.0    4,050.1   3,895.7    3,698.5
---------------------                                                         -----------------------------------------  ---------
 9,943.4    10,165.2        Total customer deposits                            9,937.7    9,641.1    9,393.7  10,165.2    9,309.7
    17.7        12.7    Accrued interest                                          13.5       15.3       11.9      12.7        8.0
   217.7       249.9    Other liabilities                                        194.2      248.6      169.0     249.9      193.9
---------------------                                                         -----------------------------------------  ---------
10,178.8    10,427.8        Total liabilities                                 10,145.4    9,905.0    9,574.6  10,427.8    9,511.6
---------------------                                                         -----------------------------------------  ---------

                        SHAREHOLDERS' EQUITY
    29.9        29.0      Common share capital                                    29.9       29.6       29.4      29.0       28.3
   422.2       384.5      Share premium                                          420.8      405.9      397.8     384.5      362.9
   (20.3)        5.9      Accumulated other comprehensive income / (loss)        (17.7)     (10.4)      (1.1)      5.9        5.7
   197.5       242.8      Retained earnings                                      215.9      228.1      234.2     242.8      256.0
---------------------                                                         -----------------------------------------  ---------
   629.3       662.2        Total shareholders' equity                           648.9      653.2      660.3     662.2      652.9
---------------------                                                         -----------------------------------------  ---------
10,808.1    11,090.0            Total Liabilities and Shareholders' Equity    10,794.3   10,558.2   10,234.9  11,090.0   10,164.5
=====================                                                         =========================================  =========


                        IMPAIRED LOANS
    25.7        20.2    Loans                                                     22.7       22.6       24.4      20.2       20.8
                        Related reserves
     7.5         3.8    - Specific                                                 6.6        5.8        5.5       3.8        3.7
    20.1        20.6    - General                                                 20.4       21.1       20.9      20.6       21.7
---------------------                                                         -----------------------------------------  ---------
    27.6        24.4        Total                                                 27.0       26.9       26.4      24.4       25.4
=====================                                                         =========================================  =========
    107%        121%    Coverage ratio                                            119%       119%       108%      121%       122%

     1.1         1.2    Net charge offs / (recoveries)                             0.3       (0.2)      (0.9)      2.1       (0.2)
---------------------                                                         -----------------------------------------  ---------

                        CAPITAL RATIOS
   15.3%       14.9%    Tier I                                                   14.7%      14.8%      15.2%     14.9%      14.8%
   15.8%       15.4%    Total capital                                            15.2%      15.3%      15.7%     15.4%      15.3%


-----------------------------------------------------------------------------------------------------------------------------------


                                Page (5) of (9)

                                 BANK OF BERMUDA
                         CHANGES IN SHAREHOLDERS' EQUITY
                         (In U.S.* dollars in millions)

  For the Year                                                                  For the Quarter
-----------------                                                    ---------------------------------------------------
2001       2002                                                                    2002                            2003
-----------------                                                    ---------------------------------------------------
                                                                     1st        2nd         3rd       4th           1st
                                                                     ---------------------------------------      ------


626.4      629.3      Balance, beginning of period                   629.3      648.9      653.2      660.3       662.2
 60.1       77.7      Net income                                      26.6       20.4       14.1       16.6        21.6
                      Common shares issued
  5.8        4.7       - through dividend reinvestment plan            1.4        1.3        1.0        1.0         1.0
  5.9        3.4       - through employee incentive plans              3.0        1.1        0.8       (1.5)       (0.4)
(19.3)     (52.1)     Shares repurchased and cancelled                (5.8)     (15.9)     (13.2)     (17.2)      (14.8)
  1.9        5.3      Common shares held by affiliates                   -       (1.8)       3.1        4.0        (8.1)
                      Net unrealised gains/(losses) on available
(18.2)      14.7        for sale securities                            4.6       (0.5)       6.8        3.8         1.6
(30.0)     (32.3)     Cash dividends paid                             (8.2)      (8.1)      (8.0)      (8.0)       (8.4)
 (2.7)      11.5      Translation gain/(loss)                         (2.0)       7.8        2.5        3.2        (1.8)
 (0.6)         -      Stamp duty on stock dividend                       -          -          -          -           -
-----------------                                                    ---------------------------------------      ------
629.3      662.2      Balance, end of period                         648.9      653.2      660.3      662.2       652.9
=================                                                    =======================================      ======


------------------------------------------------------------------------------------------------------------------------

Key * In U.S. dollars except the Bank's share capital denominated in Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)



                                Page (6) of (9)

                                 BANK OF BERMUDA
                              AVERAGE BALANCE SHEET
                         (In U.S. dollars in millions)


           For the Year
---------------------------------
       2001            2002
---------------------------------


Average   Average Average Average
Balance    Rate   Balance Rate
                                   ASSETS
 4,090    3.89%   3,180   2.30%    Deposits with banks
                                   Marketable securities
 4,105    4.66%   3,411   2.57%          - AFS  (interest earning)
   623    5.24%   1,257   4.00%          - Trading
                                   Loans
 1,162    7.19%   1,297   5.84%        Bermuda
   321    6.43%     380   3.71%        International
--------------------------------
10,301    4.73%   9,525   3.16%    Total interest earning assets
--------------------------------

    37               47            Cash due from banks
                                   Marketable securities
   123               98                  - AFS non-interest earning
   366              310            Other assets
--------------------------------
10,827            9,980                Total assets
================================


                                    LIABILITIES
                                   Customer deposits
 2,273    1.73%   2,375   0.75%        Bermuda      -  Demand
 2,706    3.58%   2,228   2.08%                     -  Term
 2,221    2.42%   2,330   0.92%        International - Demand
 2,485    4.01%   1,895   2.08%                      - Term
--------------------------------
 9,685    2.99%   8,828   1.41%    Total interest bearing deposits
     1    0.00%      15   2.22%    Securities lending agreements
--------------------------------
 9,686    2.99%   8,843   1.41%    Total interest bearing liabilities

   221              248            Non interest bearing deposits
   274              236            Other liablilities
   646              653            SHAREHOLDERS' EQUITY
--------------------------------
10,827            9,980                Total liab. & shareholders' equity
================================


                                   NET INTEREST MARGIN
          4.73%           3.16%        Interest income / earning assets
          2.81%           1.31%        Interest expense / earning assets
          ---------------------
          1.92%           1.85%        Net interest margin
          =====================


                                Page (7) of (9)

                                 BANK OF BERMUDA
                              AVERAGE BALANCE SHEET
                         (In U.S. dollars in millions)


                                                                                    For the Quarter
                                        -----------------------------------------------------------------------------------------
                                                                        2002                                          2003
                                        ----------------------------------------------------------------------   ----------------
                                               1st              2nd               3rd                4th                 1st
                                        ---------------------------------  -----------------------------------   ----------------
                                        Average  Average  Average Average  Average   Average Average   Average   Average  Average
                                        Balance  Rate     Balance Rate     Balance   Rate    Balance   Rate      Balance  Rate
ASSETS
Deposits with banks                       2,520   2.58%    3,452   2.25%     3,490    2.39%    3,206    2.13%     3,443    1.84%
Marketable securities
      - AFS  (interest earning)           3,988   2.52%    3,060   2.67%     3,226    2.56%    3,466    2.46%     4,048    2.15%
      - Trading                           1,319   4.14%    1,326   4.09%     1,328    3.91%    1,062    3.81%       501    3.97%
Loans
    Bermuda                               1,244   5.96%    1,262   6.13%*    1,314    5.77%    1,347    5.60%     1,436    5.34%
    International                           351   3.88%      436   3.65%       370    3.65%      363    3.72%       338    3.24%
                                          --------------------------------------------------------------------   ----------------
Total interest earning assets             9,422   3.27%    9,536   3.22%     9,728    3.16%    9,444    3.00%     9,766    2.64%
                                          --------------------------------------------------------------------   ----------------

Cash due from banks                          30               50                52                56                 78
Marketable securities
      - AFS non-interest earning            100               97               110                84                 82
Other assets                                390              353               228               250                267
                                          --------------------------------------------------------------------   ----------------
    Total assets                          9,942           10,036            10,118             9,834             10,193
                                          ====================================================================   ================


 LIABILITIES
Customer deposits
    Bermuda      -  Demand                2,208   0.85%    2,274   0.82%     2,503    0.73%    2,511    0.62%     2,575    0.54%
                 -  Term                  2,221   2.16%    2,201   2.21%     2,283    2.10%    2,207    1.92%     2,269    1.61%
    International - Demand                2,136   0.98%    2,373   0.95%     2,458    0.94%    2,348    0.81%     2,571    0.66%
                  - Term                  2,071   2.20%    1,997   2.02%     1,793    2.12%    1,724    1.89%     1,642    1.65%
                                          --------------------------------------------------------------------   ----------------
Total interest bearing deposits           8,636   1.54%    8,845   1.47%     9,037    1.41%    8,790    1.25%     9,057    1.04%
Securities lending agreements                17   2.58%       31   2.21%        17    1.20%        1    0.00%        31    0.78%
                                          --------------------------------------------------------------------   ----------------
Total interest bearing liabilities        8,653   1.55%    8,876   1.48%     9,054    1.41%    8,791    1.25%     9,088    1.04%

Non interest bearing deposits               246              243               247               257                328
Other liablilities                          383              269               163               129                118
SHAREHOLDERS' EQUITY                        660              648               654               657                659
                                          --------------------------------------------------------------------   ----------------
    Total liab. & shareholders' equity    9,942           10,036            10,118             9,834             10,193
                                          ====================================================================   ================


NET INTEREST MARGIN
    Interest income / earning assets              3.27%            3.22%              3.16%             3.00%              2.64%
    Interest expense / earning assets             1.42%            1.37%              1.31%             1.16%              0.97%
                                                  -----            -----              -----             -----              ------
    Net interest margin                           1.85%            1.85% *            1.85%             1.84%              1.67%
                                                  =====            =====              =====             =====              ======

-----------------------------------------------------------------------------------------------------------------------------------

Key   * Quarter 2 of 2002 interest  income  includes $1.1 million  recovery of accumulated  unaccrued interest on a non-performing loan in Bermuda. The net interest margin would have been 1.80% without this recovery.


                                Page (8) of (9)

                                 BANK OF BERMUDA
                          TRADING PORTFOLIO PERFORMANCE
                         (In U.S. Dollars in thousands)



          For the Year
---------------------------------
2001                    2002
---------------------------------



623,000                1,257,000               Average trading portfolio balance
========               ==========

 32,659      5.24%        50,278      4.00%    Gross interest income

 (5,569)                 (23,074)              Net loss on trading portfolio
--------               ----------
 27,090      4.34%        27,204      2.16%    Interest after net loss

   (969)                  (1,826)              Management fees
--------               ----------
 26,121      4.19%        25,378      2.02%    Net performance of trading portfolio
========               ==========


                                                                                      For the Quarter
                                       ------------------------------------------------------------------------------------------
                                                                               2002                                  2003
                                       -------------------------------------------------------------------------  ---------------
                                                  1st               2nd                3rd               4th           1st
                                       -------------------------------------------------------------------------  ---------------

Average trading portfolio balance      1,319,000          1,326,000          1,328,000          1,062,000         500,565
                                       ==========         ==========         ==========         ==========        ========

Gross interest income                     13,458   4.14%     13,536   4.09%     13,088   3.91%     10,196  3.81%    4,902   3.97%

Net loss on trading portfolio             (1,680)            (6,260)           (12,406)            (2,728)         (1,745)
                                       ----------         ----------         ----------         ----------        --------
Interest after net loss                   11,778   3.62%      7,276   2.20%        682   0.20%      7,468  2.79%    3,157   2.56%

Management fees                             (553)              (456)              (453)              (364)           (277)
                                       ----------         ----------         ----------         ----------        --------
Net performance of trading portfolio      11,225   3.45%      6,820   2.06%        229   0.07%      7,104  2.65%    2,880   2.33%
                                       ==========         ==========         ==========         ==========        ========




                                Page (9) of (9)